Exhibit 4.1

PROLOGIS EURO FINANCE LLC

Officers’ Certificate

December 23, 2020

The undersigned officers of Prologis Euro Finance LLC (the “Company”), acting pursuant to the written consent of the Trustee of Prologis, which is the sole member of the Company, on December 18, 2020, hereby establish a series of debt securities by means of this Officers’ Certificate in accordance with the Indenture, dated as of August 1, 2018 (the “Base Indenture,” and as supplemented by the First Supplemental Indenture thereto, the “Indenture”), among the Company, Prologis, L.P., as parent guarantor, and U.S. Bank National Association, as trustee (the “Trustee”). Capitalized terms used but not defined in this Officers’ Certificate shall have the meanings ascribed to them in the Indenture.

1.            The series shall be entitled the “Floating Rate Notes due 2022” (the “Notes”) and shall be a series of Euro Notes as defined in the First Supplemental Indenture.

2.            The Notes initially shall be limited to an aggregate principal amount of €300,000,000 (except in each case for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes of or within the Series pursuant to Section 304, 305, 306, 906, 1107 or 1305 of the Base Indenture); provided, the Company may increase such aggregate principal amount upon the action of the Board of Directors to do so from time to time.

3.

a.	The aggregate principal amount of the Notes is payable at maturity on December 23, 2022.

b.	The per annum interest rate on the Notes in effect for each day of an Interest Period (as defined below) shall be equal to the Applicable Rate (as defined below) plus 28 basis points; provided, however, that in no event shall the interest rate be less than zero. Interest on the Notes shall accrue from and including December 23, 2020 or from and including the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for. Interest on the Notes shall be payable quarterly in arrears on March 23, June 23, September 23 and December 23 of each year (each, an “Interest Payment Date”), commencing on March 23, 2021. The interest so payable, and punctually paid or duly provided for on any Interest Payment Date shall, as provided in the Indenture, be paid to the Person in whose name the Notes (or one or more Predecessor Securities) is registered at the close of business on the fifteenth (15th) calendar day, whether or not a Business Day,), as the case may be, next preceding such Interest Payment Date (each, a “Regular Record Date”).

c.	The interest rate on the Notes shall be set on March 23, June 23, September 23 and December 23 of each year, and shall be set for the initial Interest Period on December 23, 2020 (each such date, an “Interest Reset Date”) until the principal on the Notes is paid or made available for payment (the “Principal Payment Date”). If any Interest Reset Date and Interest Payment Date would otherwise be on a day that is not a Business Day, such Interest Reset Date and Interest Payment Date shall be the next succeeding Business Day, unless the next succeeding Business Day is in the next succeeding calendar month, in which case such Interest Reset Date and Interest Payment Date shall be the immediately preceding Business Day.

d.	Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and may either be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes of this series not more than 15 days and not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

e.	“Business Day” means any day that is not a Saturday or Sunday, (1) which is not a day on which banking institutions in The City of New York or London are generally authorized or obligated by law to close, and (2) is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (“TARGET2”) system, or any successor thereto, operates.

f.	“Interest Period” shall mean the period from and including an Interest Reset Date to, but excluding, the next succeeding Interest Reset Date and, in the case of the last such period, from and including the Interest Reset Date immediately preceding the maturity date or Principal Payment Date, as the case may be, to, but excluding, such maturity date or Principal Payment Date, as the case may be. If the Principal Payment Date or maturity date is not a Business Day, then the principal amount of the Notes plus accrued and unpaid interest thereon, if any, shall be paid on the next succeeding Business Day and no interest shall accrue for the maturity date, Principal Payment Date or any day thereafter.

g.	The “Applicable Rate” shall mean the rate determined in accordance with the following provisions:

i.	Two prior TARGET2 days on which dealings in deposits in euros are transacted in the euro-zone interbank market preceding each Interest Reset Date (each such date, an “Interest Determination Date”), Elavon Financial Services DAC, UK Branch, (the “Calculation Agent”), as agent for the Company, shall determine the Applicable Rate which shall be the rate for deposits in euro having a maturity of three months commencing on the first day of the applicable Interest Period that appears on the Reuters Screen EURIBOR01 Page as of 11:00 a.m., Brussels time, on such Interest Determination Date. “Reuters Screen EURIBOR01 Page” means the display designated on page “EURIBOR01” on Reuters (or such other page as may replace the EURIBOR01 page on that service or any successor service for the purpose of displaying euro-zone interbank offered rates for euro-denominated deposits of major banks). If the Applicable Rate on such Interest Determination Date does not appear on the Reuters Screen EURIBOR01 Page, the Applicable Rate shall be determined as described in the immediately succeeding subparagraph.

ii.	With respect to an Interest Determination Date for which the Applicable Rate does not appear on the Reuters Screen EURIBOR01 Page as specified in the immediately preceding subparagraph, the Applicable Rate shall be determined on the basis of the rates at which deposits in euro are offered by four major banks in the euro-zone interbank market selected by the Company (the “Reference Banks”) at approximately 11:00 a.m., Brussels time, on such Interest Determination Date to prime banks in the euro-zone interbank market having a maturity of three months, and in a principal amount equal to an amount of not less than €1,000,000 that is representative for a single transaction in such market at such time. The Company shall request the principal euro-zone office of each of such Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the Applicable Rate on such Interest Determination Date shall be the arithmetic mean (rounded upwards) of such quotations. If fewer than two quotations are provided, the Applicable Rate on such Interest Determination Date shall be the arithmetic mean (rounded upwards) of the rates quoted by three major banks in the euro-zone selected by the Company at approximately 11:00 a.m., Brussels time, on such Interest Determination Date for loans in euro to leading European banks, having a maturity of three months, and in a principal amount equal to an amount of not less than €1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks so selected as aforesaid by the Company are not quoting as mentioned in this sentence, the relevant interest rate for the Interest Period commencing on the Interest Reset Date following such Interest Determination Date shall be the interest rate in effect on such Interest Determination Date (i.e., the same as the rate determined for the immediately preceding Interest Reset Date).

h.	Interest on the Notes shall be computed on the basis of an ACTUAL/360 day count convention.

i.	Notwithstanding the foregoing, if the Company, in its sole discretion, determines that EURIBOR has been permanently discontinued, or the reference to EURIBOR becomes illegal, or most other debt obligations similar to the Notes have converted away from EURIBOR to a new reference rate, the Calculation Agent shall use, as directed in writing by the Company, as a substitute for EURIBOR for each future Interest Determination Date, the alternative reference rate (the “Alternative Rate”) selected by a central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice regarding a substitute for EURIBOR. As part of such substitution, the Calculation Agent shall, as directed in writing by the Company, make such adjustments (“Adjustments”) to the Alternative Rate and/or the spread thereon, as well as the business day convention, Interest Determination Rates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt obligations such as the Notes. If the Company determines there is no clear market consensus as to whether any rate has replaced EURIBOR in customary market usage, the Company may appoint an independent financial advisor (the “IFA”) to determine an appropriate Alternative Rate, and any Adjustments, and the decision of the IFA shall be binding on the Company, the Calculation Agent, the Trustee and Holders. If, however, the Company determines that EURIBOR has been discontinued, but for any reason an Alternative Rate has not been determined, the rate of EURIBOR for the next interest period shall be equal to such rate on the Interest Determination Date when EURIBOR was last available on Reuters Page EURIBOR01, as determined by the Calculation Agent.

4.           The Notes may be surrendered for registration of transfer or exchange and notices or demands to or upon the Company in respect of the Notes and the Indenture may be served at the Corporate Trust Office of the Paying Agent, located at 125 Old Broad Street, London EC2N 1AR, United Kingdom. The principal of the Notes payable at maturity or upon earlier redemption or repurchase shall be paid against presentation and surrender of the Notes at the Corporate Trust Office of the Paying Agent.

5.           On December 23, 2021, the Company may redeem the Notes in whole, but not in part, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but not including, the December 23, 2021. In order for the Company to redeem the Notes on December 23, 2021, notice of redemption shall be given in the manner provided in Section 106 of the Base Indenture no earlier than the opening of business on October 15, 2021 and no later than the close of business on November 24, 2021.

On and after November 23, 2022, the Company may redeem the Notes in whole at any time or in part from time to time, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but not including, the redemption date. In order for the Company to redeem the Notes on or after November 23, 2022, notice of redemption shall be given in the manner provided in Section 106 of the Base Indenture at least 15 but not more than 60 days before the redemption date.

In addition, if, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any taxing authority thereof or therein), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after December 18, 2020, the Company becomes or, based upon a written opinion of independent counsel selected by the Company, shall become obligated to pay Additional Amounts with respect to the Notes, then the Notes may be redeemed at the option of the Company, in whole, but not in part, at a redemption price (the “Tax Redemption Price”) equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the Redemption Date. Notice of any redemption shall be transmitted to Holders not more than 60 nor less than 15 days prior to the Redemption Date.

If notice of redemption has been given as provided in the Base Indenture and the preceding three paragraphs, and funds for the redemption of any Notes called for redemption shall have been made available on the Redemption Date referred to in such notice, such Notes shall cease to bear interest on the Redemption Date and the only right of the Holders of the Notes from and after the Redemption Date shall be to receive payment of the Redemption Price or Tax Redemption Price, as applicable, upon surrender of such Notes in accordance with such notice.

6.           Each Holder of the Notes has the right to require the Company to repurchase for cash all, but not less than all, of such Holder’s Notes on December 23, 2021 (the “Repurchase Date”), at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, on the principal amount being purchased to, but not including, the Repurchase Date (the “Repurchase Price”).

For any Note to be repurchased, the Trustee and the Paying Agent must receive, at their respective offices maintained for such purpose, no earlier than the opening of business on October 15, 2021 and no later than the close of business on November 17, 2021:

•	in the case of Notes in definitive form and held outside of Euroclear and Clearstream, the actual Notes and the form entitled “Option to Elect Repurchase” duly completed; or

•	in the case of a Note in global form as represented by the Global Euro Note, instructions to that effect from the applicable beneficial owner of the Global Euro Note representing the Notes to the Common Depositary (via Euroclear and Clearstream) and forwarded by the Common Depositary to the Paying Agent and Trustee.

Any notice of election from a Holder to exercise the repurchase option must be received by the Trustee and the Paying Agent by 5:00 p.m., New York City time, on November 17, 2021. The Trustee and the Paying Agent shall provide the Company with any such notice of election received from a Holder of the Notes within two (2) Business Days of receipt of such notice. Exercise of the repurchase option by the Holder of a Note shall be irrevocable. Sections 1105 and 1106 of the Base Indenture shall apply to the repurchase option, except that references in such sections to “redemption” or similar words shall be deemed to refer to “repurchase.”

If notice of election has been given as provided in this Paragraph 6, and funds for the repurchase of any Notes subject to such notice shall have been made available on the Repurchase Date, such Notes shall cease to bear interest on the Repurchase Date and the only right of the Holders of the Notes from and after the Repurchase Date shall be to receive payment of the Repurchase Price, as applicable, upon surrender of such Notes.

7.           All payments in respect of the Notes shall be made by or on behalf of the Company without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature, imposed or levied by the United States or any taxing authority thereof or therein, unless such withholding or deduction is required by law. If such withholding or deduction is required by law, the Company shall, subject to certain exceptions provided for herein, pay to a Holder who is not a United States person such additional amounts (the “Additional Amounts”) on the Notes as are necessary in order that the net payment by the Company or the Paying Agent of the principal of, and premium, Redemption Price or Repurchase Price, if any, and interest on, the Notes to such Holder, after such withholding or deduction, shall not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay Additional Amounts shall not apply:

(i)            to any tax, assessment or other governmental charge that would not have been imposed but for the Holder, or a fiduciary, settlor, beneficiary, member or shareholder of the Holder if the Holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

(a)            being or having been engaged in a trade or business in the United States or having or having had a permanent establishment in the United States or having or having had a qualified business unit which has the U.S. Dollar as its functional currency;

(b)            having a current or former connection with the United States (other than a connection arising solely as a result of the ownership of the Notes, the receipt of any payment or the enforcement of any rights thereunder) or being considered as having such relationship, including being or having been a citizen or resident of the United States;

(c)            being or having been a personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a foreign personal holding company that has accumulated earnings to avoid United States federal income tax;

(d)            being or having been an owner of a 10% or greater interest in the capital or profits of the Company within the meaning of Section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the “Code”), or any successor provision; or

(e)            being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

(ii)         to any Holder that is not the sole beneficial owner of the Notes, or a portion of the Notes, or that is a fiduciary, partnership or limited liability company, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership or limited liability company would not have been entitled to the payment of an Additional Amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(iii)        to any tax, assessment or other governmental charge that would not have been imposed but for the failure of the Holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the Holder or beneficial owner of the Notes, if compliance is required by statute, by regulation of the United States or any taxing authority therein or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(iv)        to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by the Company or a paying agent from the payment;

(v)         to any tax, assessment or other governmental charge that would not have been imposed but for a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

(vi)        to any estate, inheritance, gift, sales, excise, transfer, wealth, capital gains or personal property tax or similar tax, assessment or other governmental charge;

(vii)       to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by at least one other paying agent;

(viii)      to any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the Holder of any Note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(ix)        to any withholding or deduction that is imposed on a payment pursuant to Sections 1471 through 1474 of the Code and related Treasury regulations, pronouncements relating thereto or official interpretations thereof or any successor provisions, any agreements entered into pursuant to Section 1471(b)(1) of the Code, any applicable intergovernmental agreement entered into between the United States and any other governmental authority in connection with the implementation of the foregoing and any regulations or official law, agreement or interpretations thereof implementing an intergovernmental approach thereto; or

(x)         in the case of any combination of items (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix).

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the Notes. Except as specifically provided under this Paragraph 7, the Company shall not be required to make any payment for any tax, duty, assessment or governmental charge of whatever nature imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.

8.            The Notes shall not provide for any sinking fund or analogous provision. Except as provided in Paragraph 6, none of the Notes shall be redeemable at the option of the Holder.

9.            The Notes shall be issuable in registered form substantially in the form set out in Exhibit A of the First Supplemental Indenture without coupons in minimum denominations of €100,000 and any integral multiple of €1,000 in excess thereof.

10.          The principal amount of, and premium, if any, on, the Notes shall be payable upon declaration of acceleration pursuant to Section 502 of the Base Indenture.

11.          The Notes shall be denominated in and principal of or interest on the Notes (or Redemption Price, Tax Redemption Price or Repurchase Price, if applicable) shall be payable in euros. If the euro is unavailable to the Company due to the imposition of exchange controls or other circumstances beyond the Company’s control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the Notes shall be made in U.S. Dollars until the euro is again available to the Company or so used. In such circumstances, the amount payable on any date in euros shall be converted into U.S. Dollars at the rate mandated by the Board of Governors of the Federal Reserve System as of the close of business on the second business day prior to the relevant payment date or, if the Board of Governors of the Federal Reserve System has not announced a rate of conversion, on the basis of the most recent U.S. Dollar/euro exchange rate published in The Wall Street Journal on or prior to the second business day prior to the relevant payment date or, in the event The Wall Street Journal has not published such exchange rate, the rate shall be determined in the Company’s sole discretion on the basis of the most recently available market exchange rate for euros. Any payment in respect of the Notes so made in U.S. Dollars shall not constitute an Event of Default. Neither the Trustee nor the Paying Agent shall be responsible for obtaining exchange rates, effecting conversions or otherwise handling redenominations.

12.            Except as provided in Paragraphs 3 and 5 of this Officers’ Certificate, the amount of payments of principal of or interest on the Notes (or Redemption Price, Tax Redemption Price or Repurchase Price, if applicable) shall not be determined with reference to an index or formula.

13.            Except as set forth herein, in the Indenture or in the Notes, none of the principal of or interest on the Notes (or Redemption Price, Tax Redemption Price or Repurchase Price, if applicable) shall be payable at the election of the Company or a Holder thereof in a currency or currencies, currency unit or units or composite currency or currencies other than that in which the Notes are denominated or stated to be payable.

14.            Except as set forth in the Indenture or the Trust Indenture Act, the Notes shall not contain any provisions granting special rights to the Holders of Notes upon the occurrence of specified events.

15.            The Notes shall not contain any deletions from, modifications of or additions to the Events of Default or covenants of the Company contained in the Indenture.

16.            Except as set forth herein, in the Indenture or in the Notes, the Notes shall not be issued in the form of bearer Securities or temporary global Securities.

17.            Sections 1402 and 1403 of the Base Indenture shall be applicable to the Notes.

18.            The Notes shall not be issued upon the exercise of debt warrants.

19.            Article Sixteen of the Base Indenture shall be applicable to the Notes.

20.            The other terms and conditions of the Notes shall be substantially as set forth in the Indenture, in the Prospectus dated March 24, 2020 and the Prospectus Supplement dated December 18, 2020 relating to the Notes.

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IN WITNESS WHEREOF, the undersigned have executed this Officers’ Certificate on the date first written above.

By:
Name:	Michael T. Blair
Title:	Assistant Secretary and Managing Director, Deputy General Counsel

By:
Name:	Deborah K. Briones
Title:	Senior Vice President, Associate General Counsel

[Signature Page to Officers’ Certificate]